MICHAEL J. MURPHY ATTORNEY AT LAW +1 (312) 609-7738 mmurphy@vedderprice.com

September 4, 2013

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kieran Brown
Christina DiAngelo Fettig

Re:	Nuveen Investment Funds, Inc. (the “Registrant”);
File No. 333-190276

To The Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to the undersigned on August 27, 2013 and August 29, 2013 with respect to the Registrant’s Registration Statement filed on July 31, 2013, relating to the issuance of shares in connection with the proposed reorganization (the “Reorganization”) of Nuveen International Fund (“Target Fund”) into Nuveen International Select Fund (“Acquiring Fund”). The Acquiring Fund and Target Fund are referred to herein each as a “Fund” and together as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response: Registrant believes that the Acquiring Fund will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis.

(2)	Comment: Please review the class and ticker symbol identifiers in the EDGAR database and update for inactive classes (e.g., Target Fund Class B shares and Acquiring Fund Class B and R3 shares).

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Response: Registrant intends to update the class and ticker symbol identifiers as requested.

(3)	Comment: In the Answer to the Question “Why has the reorganization been proposed for the Target Fund” in the Q&A section, please include (i) a statement to indicate that gross total annual operating expenses of the Acquiring Fund are expected to increase as a result of the Reorganization and (ii) a statement to clarify that the expected decrease in net total annual operating expenses for shareholders of the Target Fund is due to the lower expense cap that will take effect for the Acquiring Fund if the Reorganization completed.

Response: Registrant believes it would be confusing to include disclosure with respect to the Acquiring Fund’s gross operating expenses in this Q&A item as the discussion only relates to the Target Fund. Registrant has otherwise revised the disclosure in response to the staff’s comment.

(4)	Comment: In the Answer to the Question “Who will bear the costs of the reorganization?” in the Q&A section, please clarify how the allocation of the costs of the Reorganization is calculated.

Response: Registrant has revised the disclosure in response to the staff’s comment. For the information of the staff, the anticipated cost savings to be experienced by the Funds take into account the effect of the proposed new fee waiver and/or expense reimbursement, as compared to their continued operations as stand-alone funds (at the current fee waiver level).

(5)	Comment: (Proxy/Pro cover) Please disclose why Class R3 shareholders of the Target Fund are receiving Class A shares of the Acquiring Fund.

Response: Registrant has included the requested disclosure.

(6)	Comment: (Proxy/Pro cover) Please include the phrase “or investing in the Acquiring Fund” to the last paragraph on the cover of the Proxy Statement/Prospectus.

Response: Registrant believes the current disclosure adequately includes this information.

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September 4, 2013

(7)	Comment: (Proxy/Pro, p. 3, 18) Under each caption “Distribution, Purchase, Redemption, Exchange of Shares and Dividends,” please discuss the differences between Class R3 shares of the Target Fund and Class A shares of the Acquiring Fund, including whether shareholders of Class R3 shares will be charged a sales load for additional purchases of Class A shares of the Acquiring Fund after the completion of the Reorganization.

Response: While Class A shares received in the Reorganization are subject to the same sales charge structure as all Class A shares, Class R3 shares of the Target Fund are only available through certain retirement plans that are expected to qualify for a sales load waiver on future purchases of Class A shares of the Acquiring Fund. Registrant has added disclosure in response to the staff’s comment.

(8)	Comment: (Proxy/Pro, p. 4, 11) Please confirm that each Fund’s principal investment strategy regarding derivatives is accurate and that the derivatives risk disclosure contemplates all the specific derivatives each Fund utilizes as a part of its principal investment strategies.

Response: Registrant confirms that each Fund’s principal investment strategy and the derivatives risk disclosure included in the Proxy Statement/Prospectus are accurate.

(9)	Comment: (Proxy/Pro, pp. 6-10) In the Combined Fund Pro Forma column of the Annual Fund Operating Expenses table and elsewhere as appropriate, in each respective Class R3 shares row, please include the applicable information for Acquiring Fund Class A shares and include a footnote explaining that the numbers shown are for Class A shares of the Acquiring Fund since Class R3 shareholders will receive Class A shares as a result of the Reorganization.

Response: Registrant has revised the disclosure as requested.

(10)	Comment: (Proxy/Pro, p. 8) In the Annual Fund Operating Expenses table, please (i) confirm why Other Expenses have been restated in footnote 2; (ii) confirm why Fee Waivers/and or Expense Reimbursements have been restated in footnote 3; and (iii) add disclosure regarding the dollar amount of Reorganization expenses to footnote 1.

Response: For the information of the staff, for the Target Fund, other expenses have been restated to reflect new transfer agency fees, and for both Funds, Fee Waivers/and or Expense Reimbursements have been restated to reflect the current contractual rates. Each Fund received reimbursements during the most recent fiscal year in amounts exceeding the Adviser’s contractual obligation. In addition, Registrant has made the requested changes to footnote 1.

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(11)	Comment: (Proxy/Pro, p. 8) With respect to the expense limitation and fee waiver agreement that will take effect for the Acquiring Fund if the Reorganization is completed, please confirm that such agreement will be filed with the Commission or explain why such agreement has not been filed.

Response: The Adviser’s obligation to limit expenses following the Reorganization is reflected in the materials provided to the Board by the Adviser in connection with the proposed Reorganization. Instruction 3(e) of Item 3 of Form N-1A allows funds to disclose “expense reimbursement or fee waiver arrangements” (emphasis added) provided that such expense reimbursement or fee waiver arrangements are for a duration of no less than one year from the effective date of the fund’s registration statement, and so long as such arrangements cannot be unilaterally terminated by the fund’s investment adviser. We believe that the fee waiver arrangements described above meet these requirements. We are not aware of any requirement to create a separate contract or instrument.1

(12)	Comment: (Proxy/Pro, p. 10) Under the caption “Portfolio Turnover,” please confirm that any portfolio sales that occur after the Reorganization is completed will occur in the normal course of business and not in connection with the Reorganization.

Response: For the information of the staff, it is expected that any portfolio sales that occur after the Reorganization would occur at the discretion of the Acquiring Fund’s portfolio managers in the normal course of business.

(13)	Comment: (Proxy/Pro, pp. 13, 14) In the Average Annual Total Returns tables, please explain/clarify the statement that the performance of the Lipper Peer Group Average does not reflect “certain expenses.”

Response: Registrant has revised the disclosure to clarify that the performance of the Lipper Peer Group Average does not reflect sales loads.

[1]	See also Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, SEC Release Nos. 33-8998 and IC-28582 (Jan. 13, 2009) (discussing expense reimbursement and fee waiver arrangements).

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(14)	Comment: (Proxy/Pro, p. 19) Under the caption “Tax Information,” please disclose that tax deferred accounts are taxed upon withdrawal.

Response: Registrant has made the requested change.

(15)	Comment: (Proxy/Pro, p. 25) In the Capitalization Table, please include a footnote to indicate that shareholders of Class R3 shares of the Target Fund will receive Class A shares of the Acquiring Fund.

Response: Registrant has included the requested disclosure.

(16)	Comment: (Proxy/Pro, p. 27) Under the caption “Relative Risks” in the “The Board’s Approval of the Reorganization” section, please consider including disclosure to note that the Target Fund’s exposure to emerging markets risk may be more limited because of its limitation on investments in emerging markets issuers.

Response: Registrant believes that the information included in the “The Board’s Approval of the Reorganization” section accurately reflects the Board’s considerations, as reflected in the written record.

(17)	Comment: (Proxy/Pro, p. 27) In the “The Board’s Approval of the Reorganization” section, please explain why the Reorganization was approved for the Acquiring Fund.

Response: Registrant has included the requested disclosure.

(18)	Comment: (Q&A; Proxy/Pro, p. 28) In the Q&A section and the “The Board’s Approval of the Reorganization” section, please discuss whether the Board considered a reorganization with a Fund outside of the Nuveen Funds complex.

Response: The discussion of the considerations of the Board included in the Proxy Statement/Prospectus is based on the written record of the Board meeting. Registrant does not believe it is appropriate or necessary to disclose what information the Board did not consider. For the information of the staff, the proposed Reorganization was

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presented to the Board to address an overlap in open-end funds being offered by the fund complex. Accordingly, there is little reason for the fund complex to continue offering both Funds, and therefore the proposal was to consolidate the Funds to the benefit of shareholders.

(19)	Comment: (SAI, p. A-3) Please revise the disclosure in Note 4 to note that the information contained in Note 2 does not reflect any of the Reorganization costs charged to the Funds.

Response: Registrant has revised the disclosure as requested.

(20)	Comment: Please undertake to file the final tax opinion and consent of counsel in regards to the tax-free status of the Reorganization.

Response: Registrant acknowledges that it will file the executed tax opinion after the closing of the Reorganization.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7738 or Renee Hardt at (312) 609-7616.

Very truly yours,

/s/ Michael J. Murphy

MJM

Appendix A

NUVEEN INTERNATIONAL SELECT FUND–

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors” or the “Adviser”), Nuveen International Select Fund (the “Acquiring Fund”) and Nuveen International Fund (the “Target Fund” and together with the Acquiring Fund, the “Funds”) believe that the Acquiring Fund is the appropriate survivor of the Reorganization of the Funds for the reasons discussed below.2

Investment Advisers; Sub-Advisers; and Portfolio Management	Nuveen Fund Advisors has been the Adviser of both Funds since January 2011. Each Fund employs multiple sub-advisers with multiple portfolio managers. Both Funds are sub-advised by Nuveen Asset Management, LLC (“Nuveen Asset Management”) and Altrinsic Global Advisors, LLC (“Altrinsic”). The Acquiring Fund is also sub-advised by Lazard Asset Management LLC (“Lazard”). Nuveen Asset Management has been a sub-adviser for both Funds since January 2011. Altrinsic has been a sub-adviser for the Acquiring Fund its inception in 2006 and for the Target Fund since 2008. Lazard has been a sub-adviser for the Acquiring Fund since its inception in 2006. The Nuveen Asset Management portfolio management team and the Altrinsic portfolio management team consist of the same individuals for both the Acquiring Fund and the Target Fund. The subadvisers and portfolio managers of the Acquiring Fund will continue to manage the combined fund’s investment portfolio in the same general manner in which they are currently managing the Acquiring Fund. Accordingly, the Adviser believes that the historical performance of the Acquiring Fund is more indicative of the performance of the surviving fund.

Expense Structures and Expense Ratios	The class and expense structures of each Fund are similar, except that the Acquiring Fund does not offer Class R3 shares. Shareholders of Class R3 shares of the Target Fund will receive Class A shares of the Acquiring Fund. The class and expense structure of the combined fund will be the same as that of the Acquiring Fund.

Investment Objective, Policies and Restrictions	The Funds have identical investment objectives and similar policies and restrictions. To the extent that there are any differences, the combined fund’s investment objective, policies and restrictions will be those of the Acquiring Fund.

Portfolio Composition	Because the surviving fund will operate under the investment objectives, policies and restrictions of the Acquiring Fund and the sub-advisers to the Acquiring Fund and its portfolio

[2]	See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (“NAST”) (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes).

management team will continue to manage the combined fund, the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.

Asset Size	As of April 30, 2013, the Acquiring Fund had approximately $457 million in assets and the Target Fund had approximately $95 million in assets.

In terms of the structure of the transaction, the Target Fund will contribute all of its assets and liabilities to the Acquiring Fund in exchange for shares of the Acquiring Fund. The Target Fund will liquidate and terminate following the distribution of the Acquiring Fund shares to its shareholders. An analysis of the NAST Factors is consistent with this structure and result. Specifically, all five NAST Factors indicate that the surviving fund will more closely resemble the Acquiring Fund. In light of the supportive NAST Factors, the Adviser and the Funds believe that the surviving fund will more closely resemble the Acquiring Fund, and the Acquiring Fund is therefore the appropriate survivor of the Reorganization.

Appendix A–Page 2